UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CELSION CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15117n305
(CUSIP Number)

The Mangrove Partners Fund, L.P.
c/o Mangrove Partners
10 East 53rd Street
31st Floor
New York, New York 10022
Attention:  Ward Dietrich
(646) 470-9450
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jonathan Baum
Avenir Law
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528-7980

December 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15117n305	Page 2 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	The Mangrove Partners Fund, L.P. 27-2067192
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	WC
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,439,469*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,439,469*
	(11) Aggregate amount of beneficially owned by each reporting person	1,439,469*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	4.34%**
	(14) Type of reporting person	PN
*           Of the 1,439,469 shares of Common Stock for which beneficial ownership is claimed, 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 3 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Partners 98-0652572
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,439,469*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,439,469*
	(11) Aggregate amount of beneficially owned by each reporting person	1,439,469*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	4.34%**
	(14) Type of reporting person*	OO
*           Of the 1,439,469 shares of Common Stock for which beneficial ownership is claimed, 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 4 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Capital 98-0652571
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,439,469*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,439,469*
	(11) Aggregate amount of beneficially owned by each reporting person	1,439,469*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	4.34%**
	(14) Type of reporting person	OO
*           Of the 1,439,469 shares of Common Stock for which beneficial ownership is claimed, 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 5 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Nathaniel August
	(2) Check the appropriate box if a member of a group*	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	1,439,469*
	(9) Sole dispositive power	0
	(10) Shared dispositive power	1,439,469*
	(11) Aggregate amount of beneficially owned by each reporting person	1,439,469*
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	4.34%**
	(14) Type of reporting person	IN
*           Of the 1,439,469 shares of Common Stock for which beneficial ownership is claimed, 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 6 of 8 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Celsion Corporation, a Delaware corporation (the “Issuer” or the “Company”). This Amendment No. 3 amends Items 3 and 5 of the Schedule 13D originally filed on September 26, 2011 as amended on September 30, 2011 and December 2, 2011.

Item 3 Source and Amount of Funds or Other Consideration.

As of the date of this Amendment No. 3, Mangrove Fund owns 1,287,269 shares of Common Stock, purchased for an aggregate price of $3,997,957.16 and options to acquire 152,200 shares of Common Stock, purchased for an aggregate price of $57,198.10. No other Common Stock or Common Stock equivalent is owned by any Reporting Person.

Item 5 Interest in Securities of the Issuer.

(a)-(b) As of the date of this Amendment No. 3, Mangrove Fund has shared voting and dispositive power with respect to 1,439,469 shares of Common Stock (of which 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 4.34% of the 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

As of the date of this Amendment No. 3, Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 1,439,469 shares of Common Stock (of which 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 4.34% of the 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

As of the date of this Amendment No. 3, Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 1,439,469 shares of Common Stock (of which 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 4.34% of the 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

As of the date of this Amendment No. 3, Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital, has shared voting and dispositive power with respect to 1,439,469 shares of Common Stock (of which 152,200 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 4.34% of the 33,176,213 shares of Common Stock outstanding as of December 6, 2011, as reported in the issuer’s Current Report on Form 8-K which bears a Date of Report of December 6, 2011 and was filed with the Securities and Exchange Commission on December 6, 2011.

(c) The trade dates, number of shares of Common Stock and Common Stock equivalents purchased or sold and the price per share of Common Stock (including commissions) and where and how the transactions were effected for all transactions in the Common Stock and Common Stock equivalents by the Reporting Persons in the past 60 days or the date of the most recent filing of a Schedule 13D by the Reporting Persons, whichever period is shorter, are set forth on Schedule A hereto and are incorporated herein by reference.

(d)  Except as set forth in this Amendment No. 3, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 3.

(e)  On December 16, 2011 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

[Signature page follows]

SCHEDULE 13D
CUSIP No. 15117n305	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct:

December 16, 2011

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

SCHEDULE 13D/A
Amendment #3
CUSIP No. 15117n305	Page 8 of 8 Pages

SCHEDULE A

Transactions Effected Since Filing of December 2, 2011

Transactions by Mangrove Fund:

Trade Date	Type of Security	Type of Transaction	Number of Shares or Options Purchased (P) or Sold (S)		Purchase Price ($)	Common Stock Equivalents	Strike Price ($)
12/6/11	Common Stock	Open Market Purchase	98,751	S	2.06	98,751
12/6/11	Option	Open Market Purchase	10	S	0.25	1,000	2.00
12/7/11	Common Stock	Open Market Purchase	72,102	S	2.06	72,102
12/8/11	Common Stock	Open Market Purchase	34,088	S	2.04	34,088
12/9/11	Common Stock	Open Market Purchase	36,123	S	2.02	36,123
12/12/11	Common Stock	Open Market Purchase	30,000	S	1.99	30,000
12/13/11	Common Stock	Open Market Purchase	30,000	S	1.98	30,000
12/14/11	Common Stock	Open Market Purchase	30,000	S	1.81	30,000
12/15/11	Common Stock	Open Market Purchase	49,397	S	1.85	49,397
12/16/11	Common Stock	Open Market Purchase	70,187	S	1.92	70,187